Exhibit 21.1

List of Subsidiaries

Subsidiary	Country of Incorporation
Pantelis Shipping Corp.	Liberia
Eirini Shipping Ltd.	Liberia
Kamsarmax One Shipping Ltd.	Marshall Islands
Areti Shipping Ltd.	Marshall Islands
Ultra One Shipping Ltd.	Liberia
Kamsarmax Two Shipping Ltd.	Marshall Islands
Ultra Two Shipping Ltd.	Liberia